Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Canplats Resources Corporation (the “Company”)
#1510 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

January 8, 2010

Item 3	News Release

The news release dated January 8, 2010 was disseminated through Canada Stockwatch and Market News.

Item 4	Summary of Material Change

The Company announced that it intends to adjourn the meeting of the holders of its common shares, options and warrants to 2:00 p.m. (Vancouver time) on January 28, 2010.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated January 8, 2010.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

R.E. Gordon Davis, Chairman and CEO
604.683.8218

Item 9	Date of Report

Dated at Vancouver, BC, this 11th day of January, 2010.

NEWS RELEASE

January 8, 2010	TSX Venture Symbol: CPQ

CANPLATS ANNOUNCES ADJOURNED MEETING DATE TO CONSIDER GOLDCORP TRANSACTION

Canplats Resources Corporation (TSX-V: CPQ) (“Canplats” or the “Company”) announces that it intends to adjourn the meeting of the holders of its common shares, options and warrants called to consider the proposed business combination between Canplats and Goldcorp Inc. (“Goldcorp”) to 2:00 p.m. (Vancouver time) on January 28, 2010. The adjourned meeting will be held at the Pan Pacific Vancouver, Ocean View Room, located at 300 – 999 Canada Place, Vancouver, British Columbia. The meeting is being adjourned in order to permit Canplats to prepare and distribute to its securityholders a supplemental management information circular to describe the terms of the amended transaction with Goldcorp.

As described in the Company’s press release dated December 29, 2009, the amended transaction with Goldcorp provides that each Canplats common share, including common shares issued in exchange for “in-the-money” options and warrants to purchase common shares, will be exchanged for C$4.60 in cash and shares of Camino Minerals Corporation (“Camino”), a new exploration company, with a notional value of C$0.20. At the closing of the Goldcorp transaction, Camino will hold C$10 million in cash and Canplats’ Rodeo, El Rincon, Mecatona, Maijoma and El Alamo Properties. The Board of Directors of Canplats recommends that Canplats securityholders vote in favour of the resolution approving the amended transaction with Goldcorp. The supplemental information circular will set out the reasons for such recommendation and other information concerning the amended transaction.

Canplats has been advised by Minera Penmont, S. de R.L. de C.V. that it does not intend to make any further acquisition proposals to the Company.

The supplemental information circular is expected to be mailed to securityholders on or about January 18, 2010, and will be posted on the System for Electronic Document Analysis and Retrieval website at www.sedar.com and the Company’s website at www.canplats.com at that time. Securityholders are encouraged to read the supplemental information circular carefully in its entirety.

Canplats does not intend to mail new proxy forms, and does not expect intermediaries to mail new voting instruction forms, to securityholders for use in connection with the adjourned meeting. Instead, the form of proxy and voting instruction forms previously mailed to securityholders in connection with the transaction between the Company and Goldcorp announced on November 16, 2009 will be used for the adjourned meeting. The deadline for the deposit of proxies for use at the adjourned meeting of securityholders is 2:00 p.m. (Vancouver time) on January 26, 2010. Voting instruction forms will have to be submitted earlier than forms of proxy. Securityholders who have already properly completed and deposited a proxy or submitted a voting instruction form do not have to take any further action to vote their securities, unless they wish to change their voting instructions. Securityholders who have completed and deposited a form of proxy or submitted a voting instruction form but wish to change their voting instructions are encouraged to contact Kingsdale Shareholder Services Inc. (in North America, by telephone (toll-free) at (888) 518-6812) for assistance in doing so.

For further information, contact:

2

Corporate Information:	Investor Inquiries:
Canplats Resources Corporation	Blaine Monaghan
R.E. Gordon Davis	Director, Investor Relations
Chairman and C.E.O.	Direct: (604) 629-8294
Direct: (604) 629-8292	Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Canplats Resources Corporation	Kingsdale Shareholder Services Inc.
Bruce A. Youngman	Toll-Free: (888) 518-6812
President and C.O.O.	Fax: (416) 867-2271
Direct: (604)-629-8293	contactus@kingsdaleshareholder.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian securities laws (collectively, “forward-looking statements”). Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission and on SEDAR. The company undertakes no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or other factors, except as required by law. Readers are cautioned not to place undue reliance on forward-looking statements.